UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File No. 001-07964

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NOBLE ENERGY, INC. 100 Glenborough Drive, Suite 100 Houston, Texas 77067

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee
Noble Energy, Inc. Thrift and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Noble Energy, Inc. Thrift and Profit Sharing Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2006 and supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas
June 27, 2007

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets
Cash, non-interest bearing	$147,317	$—
Investments, at fair value (Note 4)	126,470,771	77,703,435
Receivables
Participant contributions receivable	212,881	—
Employer contributions receivable	579,932	—
Interest and dividends receivable	4,074	1,230
Total receivables	796,887	1,230
Total Assets	127,414,975	77,704,665

Liabilities
Due to trustee for securities purchased	147,317	—
Net Assets Available for Benefits, at Fair Value	127,267,658	77,704,665

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	167,377	96,635
Net Assets Available for Benefits	$127,435,035	$77,801,300

The accompanying notes are an integral part of these financial statements.

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2006	2005
Additions to Net Assets
Investment Income
Net appreciation in fair value of investments (Note 4)	$9,117,823	$3,952,924
Dividends	4,217,454	1,844,848
Interest from other investments	657,280	269,246
Participant loan interest	159,162	99,721
Net Investment Income	14,151,719	6,166,739
Contributions
Participants	7,450,758	4,229,691
Rollover	588,418	587,406
Employer	4,835,625	2,577,755
Total Contributions	12,874,801	7,394,852
Total Additions	27,026,520	13,561,591

Deductions from Net Assets
Benefits paid to participants	13,710,431	4,976,375
Administrative expenses	15,038	12,635
Total Deductions	13,725,469	4,989,010

Net Increase Before Transfers	13,301,051	8,572,581
Transfers Into Plan	36,332,684	—
Net Increase in Net Assets Available for Benefits	49,633,735	8,572,581

Net Assets Available for Benefits
Beginning of year	77,801,300	69,228,719
End of year	$127,435,035	$77,801,300

The accompanying notes are an integral part of these financial statements.

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Notes to Financial Statements

For the Years Ended December 31, 2006 and 2005

Note 1 – Description of the Plan

The following description of the Noble Energy, Inc. Thrift and Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering certain employees who have completed specified terms of service with Noble Energy, Inc., formerly Noble Affiliates, Inc., and its wholly owned subsidiaries (collectively referred to as the “Company” and “Noble Energy”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Employees are eligible to participate in the Plan on the first day of employment. Participants may contribute up to 50% of their basic compensation, including overtime, subject to the annual limitation established by the Internal Revenue Service (“IRS”) of $15,000 in 2006 and $14,000 in 2005. The Company’s matching contribution percentage is 100% of the participant’s contribution up to 6% of the participant’s basic compensation and is funded subsequent to each pay period. Participants who are age 50 or older are eligible to contribute catch-up contributions, subject to certain IRS limits ($5,000 in 2006 and $4,000 in 2005). The Company does not match catch-up contributions.  In addition, participants may contribute amounts representing rollovers from other qualified plans or from an individual retirement account.

Effective January 1, 2006, a new profit sharing provision was instituted for participants hired after April 30, 2006 and employed by the Company on the last day of the plan year. The profit sharing contribution is calculated based upon the following percentages of a participant’s basic compensation while a covered employee during that year:

	Percentage of Basic	Percentage of Basic
	Compensation while a	Compensation while a
	Covered Employee that was	Covered Employee that was
	Below the Taxable Wage	Above the Taxable Wage
Age of Participant	Base	Base
Under 35	4%	8%
At least 35 but under 48	7%	10%
At least 48	9%	12%

Participant Account

Participating employees have an option as to the manner in which their employee and employer contributions may be invested. Participants may direct their accounts into a money market fund, various mutual funds, Noble Energy common stock as well as other publicly traded securities through a self-directed brokerage feature. Participant accounts are valued daily. Allocations of net earnings are based on account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan Termination

The Plan is intended to continue indefinitely; however, the right to terminate participation in the Plan is reserved to each participating company. Upon termination or permanent suspension of contributions with respect to all or any one of the participating companies, the accounts of all participants affected thereby will become fully vested, and the balances in their accounts will be distributed in accordance with the provisions of the Plan, as determined by the Noble Energy Employee Benefits Committee (the ”Committee”).

Vesting

Participants are immediately vested in their pretax contributions and rollover contributions. Participants become fully vested in employer matching contributions in accordance with the following schedule:

Period of Service	Vested
Completed by Participant	Percentage
Less than 1 year	None
At least 1 but less than 2 years	34%
At least 2 but less than 3 years	67%
3 or more years	100%

Participants become fully vested in the profit sharing contribution in accordance with the following schedule:

Period of Service	Vested
Completed by Participant	Percentage
Less than 3 year	None
3 or more years	100%

The Plan also provides for participants to be fully vested upon death, permanent disability or completion of an hour of service on or after the Participant’s 65th birthday.

Benefits Paid to Participants

Distributions are made in lump-sum or installment payments, as elected by a participant, after termination of employment. While employed, a participant may make withdrawals from his or her employer or employee contribution accounts (as allowed under IRS regulations) subject to certain restrictions described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates a financial hardship. Effective March 28, 2005, the Plan was amended to require automatic cash outs of account balances less than $1,000 upon termination of employment.

Participant Loans

A participant may borrow from the Plan up to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous 12 months or one-half of the participant’s vested account balance. Interest is charged at the current prime rate. Interest rates on outstanding loans as of December 31, 2006 ranged from 4.0% to 11.5% and loans are required to be repaid within five years through payroll deductions. Maturity dates on loans outstanding as of December 31, 2006 ranged from January 1, 2007 to July 31, 2024. Repayments of principal and interest are credited to the borrowing participant’s account. Participants may have a maximum of two loans outstanding at a time.

Plan Administration

The Plan is administered by the Committee. The investment options available under the Plan (other than Noble Energy common stock and those selected by a participant under the Plan’s self-directed brokerage feature) are recommended by a professional investment advisory firm appointed by the Committee. Fidelity Management Trust Company (the “Trustee”) serves as Trustee of the Plan. Fidelity Investments Institutional Operations Company, Inc. (“Fidelity”) is the recordkeeper.

Noble Energy Common Stock Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Noble Energy common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not exercise these rights, the shares are voted by the Trustee as directed by the Committee.

Note 2 – Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with United States generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncement

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position No. AAG INV-1 and No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

Valuation of Investments and Income Recognition

Investments traded on national securities exchanges are valued at closing prices on the last business day of the year. Purchases and sales of investments are recorded on a trade-date basis. Participant loans and cash are valued at cost, which approximates fair value.

The Fidelity Managed Income Portfolio is a common/collective trust fund that invests in guaranteed investments contracts (“GICs”) and synthetic GICs and is presented at fair value. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.  The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Interest is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes gains and losses on investments sold during the year as well as appreciation (depreciation) of the investments held at the end of the year.

Under the terms of the Plan, the Trustee, on behalf of the trust fund, is allowed to acquire, hold and dispose of the common stock of Noble Energy. In the event that trading transactions in the stock fund exceed the cash portion of the stock fund, the trust has arranged to utilize lines of credit to facilitate transactions. As of December 31, 2006 and 2005, there were no outstanding balances related to these lines of credit.

Expenses of the Plan

Certain Plan administration expenses, such as loan maintenance fees and check fees, are charged to and paid by the participants requesting the transaction. The Company pays the remaining expenses and fees.

Benefit Payments

Benefits are recorded as paid.

Forfeitures

When a participant terminates employment, he or she is entitled to withdraw his or her total vested account balance. The non-vested percentage of our matching contribution shall become a forfeiture upon participant termination for reasons other than retirement, death or permanent disability. The forfeiture balance as of December 31, 2006 and 2005 was $68,540 and $32,419, respectively. Forfeitures can also be used to reduce our future matching contributions. There were no forfeitures utilized in 2006 and 2005, respectively.

Note 3 – Plan Merger

As a result of the acquisition of Patina Oil & Gas Corporation on May 16, 2005, the Patina Oil & Gas Corporation Profit Sharing and 401(k) Plan (the “Patina Plan”) was merged into the Plan effective April 3, 2006. Participants in the Patina Plan became eligible to participate in the Plan beginning January 1, 2006.  Assets of $36,332,684 were transferred from the Patina Plan into the Plan during 2006.

Note 4 – Investments

The Plan held the following investments, which separately represented 5% or more of the Plan’s net assets available for benefits:

	December 31,
	2006	2005
Noble Energy common stock	$24,781,330	$10,638,669
Dodge & Cox Stock Fund	14,331,871	10,399,372
Fidelity Diversified International Fund	7,567,573	*
Fidelity Dividend Growth Fund	7,840,800	4,318,354
Fidelity Managed Income Portfolio (contract value of $16,820,680 and $8,608,738, respectively)	16,653,301	8,512,103
Fidelity Puritan Fund	9,120,193	8,395,129
Franklin Small Mid-Cap Growth Fund	*	3,916,870
PIMCO Moderate Duration Fund	*	4,420,156
Spartan US Equity Index Fund	8,802,792	7,478,759
The Growth Fund of America	8,268,433	5,744,765

*    Less than 5% of the Plan’s net assets

As of December 31, 2006 and 2005, approximately 19% and 14% of the Plan’s net assets were invested in shares of Noble Energy common stock, respectively.

The Plan’s investments, including investments bought, sold and held during the year, appreciated in value as follows:

	Year Ended December 31,
	2006	2005
Noble Energy common stock	$4,585,703	$2,029,759
Mutual funds	4,516,563	1,871,149
Common stocks	15,557	52,016
Net appreciation in fair value	$9,117,823	$3,952,924

Note 5 – Tax Status

The Plan is exempt from federal income taxes under Sections 401 (a) and 501 (a) of the Internal Revenue Code of 1986, as amended, (“IRC”) and has received a favorable determination letter from the IRS dated March 8, 2003. The Plan has been amended since the date of the determination letter. However, the Plan Administrator is of the opinion that the Plan meets IRC requirements and continues to be tax-exempt.

Note 6 – Related-Party Transactions

The Plan allows for investment in Noble Energy common stock. The Company is the plan sponsor; therefore, these transactions qualify as related-party transactions.  Total net assets invested in Noble Energy common stock were $24,781,330 and $10,638,669 as of December 31, 2006 and 2005, respectively.

The Plan also invests in money market funds, a common/collective trust fund and mutual funds issued by an affiliate of the Trustee. Fidelity Management Trust Company is the Plan’s trustee; therefore, these transactions qualify as related-party transactions. Total net assets invested in Fidelity funds and cash accounts were $59,308,361 and $34,968,043 as of December 31, 2006 and 2005, respectively.

The above transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the IRC.

Note 7 – Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Note 8 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,
2006
Net assets available for benefits per the financial statements	$127,435,035
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(167,377)
Net assets available for benefits per the Form 5500	$127,267,658

The following is a reconciliation of net investment income per the financial statements to the Form 5500:

Year Ended
December 31,
2006
Net investment income per the financial statements	$14,158,823
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(167,377)
Net investment income per the Form 5500	$13,991,446

Note 9 –Delinquent Participant Contributions

As reported on schedule H, line 4a, Schedule of Delinquent Participant Contributions for the Year ended December 31, 2006, certain participant contributions and participant loan payments were not remitted to the trust within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.53-102, thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2006. On June 22, 2007, the Company remitted $227 of lost interest on the delinquent participant contributions and $75 of lost interest on the delinquent loan repayments for the period outstanding. On June 26, 2007, the Company remitted $30 of lost interest on the delinquent participant contributions for the period outstanding.

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2006

	Relationship to plan,
Identity of	employer or other	Description of transaction,	Amount on	Lost
party involved	party-in-interest	including rate of interest	line 4(a)	interest
Noble Energy, Inc.	Plan sponsor	2006 participant contributions and loan repayments not deposited to Plan in a timely manner (Interest rate: various)	$4,212	$332

During 2006, it was noted that there were unintentional delays by the Company in submitting participant contributions and loan repayments in the amount of $4,212 to the Trustee. On June 22, 2007, the Company remitted $227 of lost interest on the delinquent participant contributions and $75 of lost interest on the delinquent loan repayments for the period outstanding. On June 26, 2007, the Company remitted $30 of lost interest on the delinquent participant contributions for the period outstanding.

See accompanying report of independent registered public accounting firm.

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue, borrower,			Current
lessor, or similar party		Description of investment	value
	Interest Bearing Cash
*	Fidelity Cash Reserves	Cash	$877,766
*	Fidelity Institutional Money Market Portfolio	Cash	1,075,211
*	Fidelity Retirement Money Market Portfolio	Cash	288
	Builders Bank	Certificate of deposit	14,000
	Capital Crossing Bank	Certificate of deposit	5,000
	City Bank	Certificate of deposit	70,021
	First Security Bank	Certificate of deposit	70,021
	Morgan Stanley	Certificate of deposit	26,000
	Pacific Capital Bancorp	Certificate of deposit	22,000
	R-G Premier Bank	Certificate of deposit	70,098
	Citizens Bank	Certificate of deposit	15,000
	United Community Bank	Certificate of deposit	1,000
	Total Interest Bearing Cash		2,246,405

	Common Collective Trust Fund
*	Fidelity Managed Income Portfolio	Common collective trust fund	16,653,301
	Total Common Collective Trust Fund		16,653,301

	Mutual Funds
	American Century Small Company	Mutual fund	3,063,736
	Dodge & Cox Stock Fund	Mutual fund	14,331,871
	Dodge & Cox International Stock Fund	Mutual fund	3,735
*	Fidelity Puritan Fund	Mutual fund	9,120,193
*	Fidelity Diversified International Fund	Mutual fund	7,567,573
*	Fidelity Dividend Growth Fund	Mutual fund	7,840,800
*	Fidelity Freedom Income Fund	Mutual fund	780,179
*	Fidelity Freedom 2000 Fund	Mutual fund	94,852
*	Fidelity Freedom 2005 Fund	Mutual fund	36,133
*	Fidelity Freedom 2010 Fund	Mutual fund	2,291,023
*	Fidelity Freedom 2015 Fund	Mutual fund	757,643
*	Fidelity Freedom 2020 Fund	Mutual fund	1,702,542
*	Fidelity Freedom 2025 Fund	Mutual fund	205,313
*	Fidelity Freedom 2030 Fund	Mutual fund	1,260,511
*	Fidelity Freedom 2035 Fund	Mutual fund	83,912
*	Fidelity Freedom 2040 Fund	Mutual fund	92,620
*	Fidelity Pacific Basin Fund	Mutual fund	22,236
*	Fidelity Select Air Transportation Portfolio	Mutual fund	22,417
*	Fidelity Select Food & Agriculture Portfolio	Mutual fund	21,056
	Franklin Small Mid-Cap Growth Fund	Mutual fund	3,923,259
	Guinness Atkinson China & Hong Kong	Mutual fund	3,983
	Harding Loevner Emerging Market Portfolio	Mutual fund	53,584
	Heartland Value	Mutual fund	22,860
	Janus Mid Cap Value Institutional	Mutual fund	3,654,910
	Janus Strategic Value Fund	Mutual fund	22,387
	Marsico 21st Century Fund	Mutual fund	21,120
	Navellier Fundamental A Portfolio	Mutual fund	9,906
	PIMCO Moderate Duration Fund	Mutual fund	4,041,933
	PRIMECAP Odyssey Aggressive Growth Fund	Mutual fund	22,181
	Royce Value Plus Investment Class	Mutual fund	22,260
*	Spartan US Equity Index Fund	Mutual fund	8,802,792
	The Growth Fund of America	Mutual fund	8,268,433
	T. Rowe Price Emerging Europe & Mediterranean	Mutual fund	23,459
	Vanguard Global Equity	Mutual fund	21,941
	Westcore Select	Mutual fund	20,878
	Total Mutual Funds		78,234,231

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue, borrower,		Current
lessor, or similar party	Description of investment	value
Common Stocks
Akamai Technologies	Common stock	$5,312
Alcatel	Common stock	2,773
Altria Group, Inc.	Common stock	4,581
AMDL, Inc.	Common stock	773
American Energy Partners, Inc.	Common stock	6,200
American Oil & Gas, Inc.	Common stock	9,765
American Vanguard	Common stock	15,932
Anadarko Petroleum Corp.	Common stock	54,584
AT&T, Inc.	Common stock	17,875
Bronco Drilling Company, Inc.	Common stock	2,510
Carpenter Technology Corp.	Common stock	41,238
Cemex	Common stock	20,870
Charter Communications, Inc.	Common stock	30,600
Chipotle Mexican Grill, Inc.	Common stock	2,280
Clarient, Inc.	Common stock	5,160
Chesapeake Energy Corp.	Common stock	29,110
Chevron Corp.	Common stock	50,503
Choice Hotel International, Inc.	Common stock	11,999
Cleco Corp.	Common stock	2,800
Complete Production Services, Inc.	Common stock	21,200
Corning, Inc.	Common stock	3,742
Creative Technology Ltd.	Common stock	6,610
Cummins Engine Company, Inc.	Common stock	5,978
Deep Earth Resources, Inc.	Common stock	60
Delek U.S. Holdings, Inc.	Common stock	16,426
Dendreon Corp.	Common stock	82,149
Diamond Offshore Drilling, Inc.	Common stock	43,967
East West Bancorp, Inc.	Common stock	3,542
Energy Transfer Equity L.P.	Common stock	28,731
ERHC Energy, Inc.	Common stock	2,075
ExxonMobil Corp.	Common stock	38,473
Fortunet, Inc.	Common stock	10,120
Foster LB Co.	Common stock	12,955
Foster Wheeler Ltd.	Common stock	5,514
Gaseco Energy, Inc.	Common stock	2,450
Goldman Sachs Group, Inc.	Common stock	41,864
Google, Inc.	Common stock	4,605
Harken Energy Corp.	Common stock	1,199
Heelys, Inc.	Common stock	12,844
Home Depot, Inc.	Common stock	10,110
IMAX Corp.	Common stock	11,280
ImmunoGen, Inc.	Common stock	45,630
Intel Corp.	Common stock	5,141
JDS Uniphase Corp.	Common stock	104,125
Johnson & Johnson	Common stock	7,025
KB Home	Common stock	15,384
Kellogg Co.	Common stock	5,094
Kubota Ltd.	Common stock	4,692
Lehman Broethers Holdings Corp.	Common stock	27,342
Level 3 Communications, Inc.	Common stock	5,600
Mammoth Energy Group, Inc.	Common stock	180
Marathon Oil Corp.	Common stock	9,478
Marvell Technology Group Ltd.	Common stock	24,947
Mastercard, Inc.	Common stock	14,774
Maverick Oil & Gas, Inc.	Common stock	960
MGM Mirage	Common stock	4,301
Mosaic Co.	Common stock	4,272

NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue, borrower,			Current
lessor, or similar party		Description of investment	value
	Common Stocks
	Murphy Oil Corp.	Common stock	38,966
	News Corp.	Common stock	11,130
	Nextest Systems Corp.	Common stock	11,270
*	Noble Energy, Inc.	Common stock	24,781,330
	Northwest Biotherapeutics, Inc.	Common stock	4
	Novellus Systems, Inc.	Common stock	10,326
	NYSE Group, Inc.	Common stock	38,880
	Occidental Petroleum Corp.	Common stock	14,649
	Particle Drilling Technologies, Inc.	Common stock	880
	Patriot Scientific Corp.	Common stock	3,060
	PeopleSupport, Inc.	Common stock	8,420
	Pepsico, Inc.	Common stock	16,151
	Petrosun Drilling, Inc.	Common stock	4,320
	Pfizer, Inc.	Common stock	28,177
	Pioneer Drilling Co.	Common stock	13,280
	QualComm, Inc.	Common stock	769
	Qiao Xing Universal Telephone	Common stock	7,914
	Sears Holdings Corp.	Common stock	35,265
	Shaw Communications, Inc.	Common stock	12,684
	Silver Star Energy, Inc.	Common stock	353
	Sony Corp.	Common stock	21,415
	Southwest Airlines Co.	Common stock	52,088
	Southwestern Energy	Common stock	10,515
	Starbucks Corp.	Common stock	31,878
	Target Corp.	Common stock	2,892
	Terax Energy, Inc.	Common stock	130
	Teton Energy Corp.	Common stock	12,475
	Titanium Metals Corp.	Common stock	8,853
	Toyota Motors Corp.	Common stock	80,586
	Treehouse Foods, Inc.	Common stock	6,240
	Trinity Biotech	Common stock	6,428
	Trophy Resources, Inc.	Common stock	176
	Ultra Petroleum Corp.	Common stock	47,740
	United Technologies Corp.	Common stock	15,413
	Walgreen Co.	Common stock	27,534
	Wal-Mart Stores Inc.	Common stock	46,180
	Western Union	Common stock	11,210
	XTO Energy, Inc.	Common stock	47,135
	Total Common Stocks		26,426,420

	Other Investments
	Lehman Brothers Holdings Call Option	Other investments	(180)
	Williams Coal Seam Gas Royalty Trust	Other investments	1,889
	Total Other Investments		1,709

*	Participant Loans	Interest rates range from 4.0% to 11.5%; maturities from January 1, 2007 through July 31, 2024	2,908,705
	Total Participant Loans		2,908,705

	Total Investments		$126,470,771

*                                  Represents party-in-interest.

Note: Historical cost information has been omitted for participant-directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or person who administers the employee benefit plan), has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NOBLE ENERGY, INC. THRIFT
AND PROFIT SHARING PLAN

Date: June 27, 2007	By:	/s/ Robert K. Burleson
Robert K. Burleson,
Senior Vice President of Noble Energy, Inc.

INDEX TO EXHIBIT

Exhibit number	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm